                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 10-SB

                   General Form for Registration of Securities
              of Small Business Issuers Under Section 12(b) or (g)
                     of the Securities Exchange Act of 1934

                          LUDLUM CONSTRUCTION CO., INC.
                 (Name of Small Business Issuer in its charter)

            FLORIDA                                      59-1413673
(State or other jurisdiction of             (I.R.S. Employer Identification No.)
 incorporation or organization)

               10 Central Parkway                             34994
               Suite 440                                    (Zip Code)
               Stuart, FL
                       (Address of principal executive offices)

                    Issuer's telephone number: (561) 287-2378
                        --------------------------------
Securities to be registered under Section 12(b) of the Act: NONE

Securities to be registered under Section 12 (g) of the Act:


                      CLASS B COMMON STOCK ($.0l PAR VALUE)
                                (Title of Class)
                      (Currently registered - Symbol LDLMB)


Check whether the issuer (1) filed all reports required to be filed by section 13 or 15(d) of the Exchange Act during the past 12 months (or for such period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. [ ] YES [X] No

Check if there is no disclosure of delinquent filers in response to Item 405 of Regulation S-B is not contained in this form and no disclosure will be contained to the best of the registrants knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-SB or any amendment to this Form 10-SB. [X]

State the issuer's revenue for most recent fiscal year. $3,801,988 12/31/99 (unaudited)

State the aggregate market value of the voting stock held by non-affiliates computed by reference to the price at which the stock was sold, or the average bid and asked price of such, as of a specified date within the last 60 days. $3,760,767 based on the average of the closing bid and asked obtained from the OTC Bulletin Board on December 31, 1999.

State the number of shares outstanding of each of the Issuer's classes of common equity as of the latest practicable date. As of December 31,1999.

Class B Common Stock - 3,703,000 shares
Class A Common Stock - 0 shares

Transitional Small Business Disclosure Format  [  ]  YES [X]  No

                                TABLE OF CONTENTS

         Item 1.  Description of Business

         Item 2.  Management's Discussion and Analysis or Plan of operation

         Item 3.  Description of Property

         Item 4.  Security Ownership of Certain Beneficial Owners and
                           Management

         Item 5.  Directors, Executive Officers, Promoters and
                           Control Persons

         Item 6.  Executive Compensation

         Item 7.  Certain Relationships and Related Transactions

         Item 8.  Description of Securities

         Item 9.  Market Price of and Dividends on the Registrant's Common
                           Equity and Related Shareholder Matters

         Item 10. Legal Proceedings

         Item 11. Changes in and Disagreements With Accountants

         Item 12. Recent Sales of Unregistered Securities

         Item 13. Indemnification of Directors and Officers

         Item 14. Financial Statements

         Item 15. Exhibits

                  A)  Articles of Incorporation
                  B)  Amendment to Articles of Incorporation
                  C)  Bylaws

         Ludlum Construction Co., Inc. (LDLMB) is filing this Form 10-SB in Compliance with disclosure requirements of Rule 12b-23 of the Securities Exchange Act of 1934.

ITEM 1. DESCRIPTION OF BUSINESS

THE COMPANY

         Ludlum Construction Co., Inc., a Florida corporation ("Ludlum Construction" or the "Company"), was founded and incorporated in 1976 by Noah Ludlum. Ludlum Construction is a dredging and land excavating contractor which provides dredging services for navigable waterways, lake construction and marinas. It also provides excavation and development relating to construction of golf courses and subdivisions. The Company is based in Martin County, Florida.

         In April 1998, the Company implemented its expansion plan which Included restructuring of management. Noah Ludlum resigned as president, turning management over to his protege, James Schwarz, who has been employed by the Company since its inception. In March of 1998, the Company conducted a private offering under Rule 504 Of Regulation D of the Securities Exchange Act of 1934. On September 18, 1998 the Company was approved by the National Association of Securities Dealers for listing on the Over the Counter Bulletin Board (symbol LDLMB).

CONTRACT SERVICES

         The dredging and excavation market consists of government, commercial and private segments. Ludlum relies primarily on a national on-line subscription service for information on new projects and bidding instructions. Because of its longstanding reputations, the Company received some of its private contracts through referrals. The Company bids an average of six potential projects a month. The Company regularly pursues government jobs on a competitive bid basis and is currently focusing on the most profitable jobs in the least competitive $.3 to $1.5 million range.

         The Company's 25 plus employees uses the Company's equipment base of five dredges, three barge-mounted excavators, tug boats, and work boats, along with 20 pieces of earth-moving equipment to provide dredging and earthwork services for federal and local government jobs, real estate developers and marinas.

NEW SERVICES

         The Company has recently implemented a "lease-out" equipment program that enables the Company to profit from leasing its dormant equipment to outside contractors for short periods. Within twelve months the Company plans to establish a concrete crushing recycling facility. The Company will purchase or lease a concrete crusher to process debris concrete obtained from rubble and demolition debris or from construction companies. Although concrete crushing facilities are available throughout the United States, none currently exist on Florida's Treasure Coast. Such a facility would provide contractors a more cost-effective alternative to dispose of waste concrete. Implementation of the concrete recycling facility is dependent upon permitting and approval by the Martin County Commission.


COMPETITIVE DESCRIPTION

         The land excavating industry is very competitive; however, there is less competition for dredging projects. There are currently a limited number of major Florida-based companies competing with Ludlum Construction in the dredging field. The Company estimates its present share of the South Florida market as 20%, a number which is projected to increase as the Company expands. The Company estimates it is awarded 25% of all jobs it bids. Ludlum Construction can bid competitively because most of the equipment is owned and operated by Ludlum Construction. Only minor aspects of the jobs awarded are subcontracted. In addition, over the last 27 years the Company has established a reputation for reliable and efficient completion of all jobs undertaken.

EMPLOYEES

         At December 31, 1999, the Company had 27 full-time employees and 2 officers. None of the Company's employees are covered by collective bargaining agreements. The Company considers its employee relations to be satisfactory.

ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION OVERVIEW

         Ludlum Construction Co., Inc. is a dredging and land excavation contractor based in Palm City, Florida, that has been in business for over 20 years. The projects of the Company range from government contracts for dredging navigable waters, lake construction, maintenance dredging of small marinas to construction of golf courses and subdivision excavation.

RECENTLY COMPLETED PROJECTS (CUSTOMERS)

         The Company completed the following dredging projects within the Past 12 months:


                  Job Site                           Contractor/Customer                Contract $ Amount
                  --------                           -------------------                -----------------
1.       Jupiter Inlet, Florida                      Jupiter Inlet District                  234,820
2.       Clam Bay, Florida                           Collier County B.O.C.C.                 324,030
3.       C-12 Canal, Florida                         South Florida Water
                                                              Management                     794,867
         4. Castaway Cay, Bahamas                    American Bridge Co.                     113,125
         5. Sailfish Point POA, Florida              Sailfish Point, P.O.A.                  150,647
         6. Lauderdale Marine Center, FL             Lauderdale Marine Center                262,500
         7. Evans Crary Bridge, Florida              PCL Civil Constructors Inc.              65,938
         8. Trump Golf Course, Florida               Ranger Construction
                                                              Industries, Inc.               324,326
         9. St. Lucie County
            Landfill, Florida                        St. Lucie County                      1,075,533


CURRENT PROJECTS IN PROCESS

         The following is a list of the Company's current pending projects/work in progress:


                                                              Contract           Total Est.
                  Project                                     Total $           Direct Cost $
                  -------                                     --------          -------------
                  COE Puerto Rico                             701,000              374,619
                  Felix-Eagle Marsh                           114,500               45,045
                  Felix - BJS                                 102,750               45,000
                  Kissimmee                                   265,750              105,553
                  C-51 Canal                                  118,167               41,704
                  Crossroads                                  286,481              147,882


                  Time & Materials Projects
                  -------------------------
                  Misc Small Projects                          72,482               35,283
                  Floridian                                   177,658              118,862
                  Hendry                                      175,768               91,199
                  Lowes Boatyard                               28,953               10,390
                  Mancils                                     108,304               73,534
                  Millenium                                   126,176               65,373


RESULTS OF OPERATIONS

         A review of the audited 1998 financials indicates a net loss of $904,354, of which $619,987 is attributed to depreciation. A portion of the loss in 1998 can also be attributed to cost overrun on two jobs, the St. Lucie County Landfill and Andros Isle.

         The current management began operating the Company in April 1998, Noah Ludlum the founder of the Company, who remained with the Company as a consultant until he retired in July 1999. In 1998 and 1999, the Company experienced cost overruns on two jobs that had been negotiated and bid upon by the former management. Excessive costs, difficulty in dredging at the St. Lucie County Landfill, and significantly underbidding the job ($1 per cubic yard of fill material), caused a loss of approximately $240,000 to be recorded on the St. Lucie County Landfill job in 1998. (The St. Lucie County Landfill job was finished in September 1999 with an additional loss of approximately $340,000 in
1999). Ambiguities and disputes in the Andros Isle contract as to the amount of fill removed caused the Company to write off $150,000.00 from that project in 1998. Working with their accountants, the new management has refined the bidding process and spreadsheets to get a true cost-of-job estimate. In sharp contrast to the $1.00 per cubic yard received from the St. Lucie County Project, the new management has successfully bid on and completed the following projects:


         Contractor                     Site                       Yards Dredged             Price per Yard
         ----------                     ----                       -------------             ---------------
         South Florida Water
         Management District        C-12 Canal, FL                     80,000                    $5.63
         Pelican Bay Services       Clam Bay, FL                       32,000                    $5.32
         City of Melbourne          Crane Creek, FL                    46,552                    $5.25
         PCL Civil
         Constructors, Inc.         St. Lucie River, FL                 5,950                    $7.57


         As can be noted, the Company has significantly increased its cost per cubic yards of material dredged. This was accomplished by focusing on bonded jobs which are awarded by federal, state and local governments. The bonded jobs are less competitive because of the financial and regulatory requirements. Another positive aspect of government jobs is that payment is guaranteed, unlike projects with private contractors where collectability is often an issue. By focusing on the government contracts, the Company is expected to continually increase its profitability over the next 5 years.

         In 1999 the Company sold two dredges which were not being utilized. The Company plans to begin leasing more equipment on an "as needed" basis to decrease costs of operation. The Company also plans to lease out its equipment then it is not being used on a project. The Company's dredge, the "Florida Chief" was recently leased to Hendry Corporation for $32,000 per month, while its fixed costs to the Company is approximately $12,000 per month. The Company's most recent project in Aguadilla, Puerto Rico will be completed in the next 60 days. The Army Corps of Engineers is paying the Company $701,000 to dredge 57,000 yards of sand out of this harbor in Puerto Rico. Because this project is scheduled to be completed within a 4 month time frame, the Company expects it will be one of its most profitable projects to date. The management is confident that this is just the beginning of many more profitable jobs in the future.

EXPANSION PROGRAM

         The Company is looking to the year 2000 to begin a major expansion in its dredging and excavation operations. As its first step, the Company will begin bidding jobs in the southeastern United States. This will enable the Company to focus on government awarded contracts. These contracts are more profitable because there is less competition due to the strict bonding requirements. Further, many of these dredging projects are done on an emergency basis which gives the Company an advantage over its competitors because of the large number of portable dredges it owns. Beginning next year the Company plans to further expand by considering the acquisition of smaller dredging and excavation companies.

IMPLEMENTATION SUMMARY

         Through the use of on-line services announcing government jobs, the Company will begin expanding its dredging projects throughout the southeastern United States and the Caribbean. The Company has already completed projects in North Carolina for the U.S. Army Corps of Engineers and in Gorda Cay, Bahamas (Disney's Island) for American Bridge Company. Before bidding a job the management meets with employees to discuss the potential project. At these meetings, equipment needs, number of workers and potential problems of the jobs are discussed. The implementation of these strategy meetings have proved invaluable to the current management in accurately preparing cost analysis for its projects.

MARKETING STRATEGY

         The vast majority of contracts the Company is awarded are on a closed bid basis usually to the lowest bidder. Therefore, cost effectiveness is a number one priority for the Company to market itself and obtain government and private contracts.


SALES FORECAST

         Revenues for 1999 are estimated to be approximately $4 million. Through its expansion efforts, the Company is seeking to increase revenues to $6.5 million the following year. In 1998 the Company had a net loss. Through cost cutting efforts of the new management, the Company has reduced the amount of loss in 1999.


ITEM 3. DESCRIPTION OF PROPERTY

FACILITIES

         The Company leases an office and yard on five acres of industrial real estate in Palm City, Florida. The office and yard shop combined provide a total of approximately 2,000 square feet. Because of the large size of the dredges, barges, dump trucks, and transport rigs, the equipment is kept in the yard. The Company leases an 1100 square foot business office in Stuart, Florida. Expansion plans call for relocating the Company to a waterfront property on the Okeechobee Waterway in Palm City, Florida, where the office, repair shop and equipment yard can be situated at one location. This will give the Company direct water access to the west coast of Florida and the Gulf states via Lake Okeechobee. Lease negotiations are currently under way. Also, negotiations for the lease of an industrial site for the concrete crushing operation, a sand plant, and mulching operation will be concluded once county permits are approved.

EQUIPMENT

         Ludlum Construction's dredging and excavating equipment base consists of five dredges, three barge-mounted excavators, tug boats, and work boats along with 20 pieces of earth-moving equipment. The Company has leased with an option to purchase a new Elliott 370 Mud-Cat to meet increasing demand for dredging.

ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

         The following table sets forth certain information concerning the number of shares of Common Stock owned beneficially as of December 31, 1999 by:
(i) each person known to the Company to own more than five percent (5%) of any class of the Company's voting securities; (ii) each director of the Company; and
(iii) all directors and officers as a group.


         TITLE             NAME AND ADDRESS                  AMOUNT AND NATURE          PERCENT
         OF CLASS          OF BENEFICIAL OWNER               OF BENEFICIAL OWNER        OF CLASS
         --------          -------------------               -------------------        --------
         Class B           James K. & Donna M. Schwarz            2,031,250                54%
         Common Stock      4437 SW Cherokee Street                Restricted
                           Palm City, FL 34990

         Class B           James A. Conway                        1,218.750                32%
         Common Stock      963 SE MacArthur Boulevard             Restricted
                           Stuart, FL 34996

         Class B           All Directors & Officers               3,250,000                86%
         Common Stock      as a Group                             Restricted


         All shares of Common Stock are held directly with sole voting and investment powers.

         The Company is not aware of any arrangement which might result in a change of control in the future.

ITEM 5. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS.

         The following table sets forth certain information about the directors and executive officers of the Company:


DIRECTORS AND EXECUTIVE OFFICERS


       NAME              AGE        POSITION                                 TERM
       ----              ---        --------                                 ----
James K. Schwarz          45        Director/President                 April 9,1998 - Present
                                    Chairman of the Board
James A. Conway           39        Chief Executive Officer            April 9,1998 - Present


         James K. Schwarz, President and Director. Mr. Schwarz has served as the Company's President since April 1998 and has been employed by the company since its inception. Mr. Schwarz proficient in managing the Company operations, projects, marketing and finances for over 10 years. He is the primary reason for the Company's long-standing reputation for excellence throughout the industry.

         James A. Conway, Chief Executive Officer. Mr. Conway has served as the Company's Chief Executive office, Vice President, Secretary and treasurer since April 1998. Mr. Conway holds degrees in finance and law from the University of Florida. He has thirteen years of experience in the corporate legal area including negotiations, drafting contracts, and litigation. Mr. Conway currently practices law in Palm Beach and Martin County, Florida. He has served as the company's legal counsel for eight years.


Item 6. Executive Compensation

The following summary compensation table sets forth certain information regarding compensation paid during the fiscal year ending December 31, 1998 to the executives of the Company.

                           SUMMARY COMPENSATION TABLE



     Name and                                             Annual
     Principal                                            Salary                    Bonus
     Position                           Year                ($)                      ($)
     --------                           ----              ------                    -----
     Noah Ludlum, Jr.                   1998              100,000                     0
     President

     James K. Schwarz                   1998              100,000                     0
     President                          1999              100,000                     0

     James A. Conway                    1998               25,000                     0
     Vice President,                    1999               25,000                     0
     Treasurer/Secretary
     Chief Executive Officer
     Chief Financial Officer



COMPENSATION OF DIRECTORS.

         No director of the Company received any form of compensation from the Company for any services provided as a director, for committee participation, or for special assignments.

ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

         The Company intends that any transactions between the Company and its officers, directors, principal shareholders, affiliates or advisors will be on terms no less favorable to the Company than those reasonably obtainable from third parties.

ITEM 8. DESCRIPTION OF SECURITIES

COMPANY STOCK

         On October 24th, 1997 the Company's Articles of Incorporation were amended to authorize the Company to issue ten million (10,000,000) shares of Class B Common Stock, par value $.0l per share ("Common Stock"), designated as one (1) share "Class A" and nine million nine hundred ninety-nine thousand (9,999,999) "Class B". As of December 31, 1999, there were issued and outstanding 3,703,000 shares of "Class B" Common Stock held of record by approximately 27 shareholders and no Class A" Common Stock.

         The holders of the "Class B" shares shall have exclusive voting rights and powers, including the exclusive right to notice of shareholders meetings.

DIVIDENDS

         The Company has paid no dividends on its "Class B" Common Stock and it currently intends to retain earnings for use in its business to finance operations and growth. Any future determination as to the distribution of cash dividends will depend upon the earnings and financial position of the Company at that time and such other factors as the Board of Directors may deem appropriate.




WARRANTS

         The Company has no outstanding warrants.

ITEM 9. MARKET PRICE AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS.

         Effective December 31, 1999, the Company is listed on the NASDAQ Over-the-Counter Bulletin Board (symbol LDLMB). The quarterly high and low sales prices are listed below. As of December 31, 1999, there were approximately 27 holders of the Company's Common Stock.

              Initially listed                   High              Low
              ----------------                   ----              ---
                  9/25/98                        2.75              2.50
              Qtr. End 12/31/98                  4.25              2.625
              Qtr. End 3/31/99                   4.50              0.875
              Qtr. End 6/30/99                   1.0625            0.8125
              Qtr. End 9/30/99                   1.125             0.375
              Qtr. End 12/31/99                  1.375             0.6562

         The Company distributed no dividends during fiscal year 1998.

ITEM 10. LEGAL PROCEEDINGS

         (a) Pending Legal Proceedings

         On November 3, 1999 a lawsuit was filed in the circuit court of the 15th Judicial Circuit, Palm Beach County, Florida, case # CL9910542G by Nelson Bunker Hunt Trust estate - Trust A and Edward Stephenson against Ludlum Construction Co., Inc. Noah W. Ludlum jr, Timothy Ludlum, James Conway, James K. Schwarz, Merit First, Inc, and John O'Keefe. The plaintiffs each bought 100,000 shares of unregistered Ludlum Construction Co, Inc. stock at $2.50 per share. Each plaintiff signed a subscription agreement stating "that there is no market for the purchase and sale of the shares and that no such market may ever exist." After the shares were registered the price per share rose to a high of $4.50. When the price per share dropped the lawsuit was filed. The plaintiffs have alleged fraud in the inducement, violation of Florida Securities Investment Protection Act, and Breach of Promissory note. Each Plaintiff is seeking $250,000.00 in damages. Ludlum Construction Co., Inc.'s attorney is of the opinion that the lawsuit is without merit. A motion to dismiss the lawsuit along with a claim for attorneys fees against the plaintiffs has been filed by Ludlum Construction Co., Inc. and its Directors.

         (b) Pending governmental agency proceedings

         As the result of a sales tax audit for the years 1992 to 1997, the Florida Department of Revenue filed a sales tax lien against Ludlum Construction Co., Inc. in July 1999 in the amount of $75,071. A written agreement has been reached to pay off the lien. The Company has paid $20,000 and will begin making $5,000 monthly payments beginning February, 2000 until the taxes are paid in full without any additional interest.

         The Company has no knowledge of any other pending or contemplated governmental proceedings against it.

ITEM 11. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

         The accounting firm of Sweeney, Gates and Co. of Ft. Lauderdale, Florida, was engaged in July of 1998 to prepare reviewed financial statements up to and including the quarter ending 6/30/98. All such reviewed financial reports prepared by Sweeney, Gates and Co. contained a standard disclaimer of opinion. There were no disagreements between the accountants at Sweeney, Gates and Co. The Company precipitated the termination of their business relationship for demographic reasons (Sweeney, Gates and Co. were located over 75 miles from the Company). In of 1998 the Board of Directors approved the change of accountants to Mehlich, Rogiers, Goldin & Co. of Stuart, Florida, a reputable firm with offices located within a mile of the Company. The Board elected to make the change in accountants to take advantage of both the close proximity of Mehlich, Rogiers, Goldin & Co. to the Company and additional financial services the larger firm (18 CPAS) could provide. At the recommendation of Mehlich, Rogiers, Goldin & Co. the Company retained the CPA firm of Holyfield and Associates, P.A., as a partner familiar with SEC regulations, to assist them in the 1998 audit. Holyfield is located in West Palm Beach, Florida and will be used by the Company for year-end audits.

ITEM 12. RECENT SALES OF UNREGISTERED SECURITIES

         The following information sets forth certain information for all securities the Company sold during the past three years without registration under the Securities Act of 1933 (the "Securities Act"):

         In November 1997 the company sold 120 shares of Class B common stock for $400 per shares to James Conway. In April 1998 the stock was split 10,155.25 to 1 resulting in a total of 1,218,750 shares of Class B common stock to James Conway who is currently a principal in the company.

         In March of 1998 the Company initiated a private placement offering pursuant to SEC Rule 504 to raise $1 million for additional capitalization. At December 31, 1998 the Company had raised $845,000 through the sale of 353,000 shares of class B common stock for $2.50 a share. These shares were sold to 27 investors.

         In addition, a total of 100,000 shares of free-trading Class B Common Stock were issued to two companies for financial consulting services and registering the securities. There were no underwriters participating in the transactions.

ITEM 13. INDEMNIFICATION OF DIRECTORS AND OFFICERS

         The By-Laws of the Company make no provision for indemnification of its directors or officers.

ITEM 14. FINANCIAL STATEMENTS

         Please refer to the Financial Statements and the index thereto which appear on pages F-1 to F-12 hereof.

ITEM 15. EXHIBITS

DESCRIPTION OF EXHIBITS

         15.1 Articles of Incorporation
         15.2 Amendment to the Articles of Incorporation
         15.3 Bylaws




         In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


                                         LUDLUM CONSTRUCTION CO., INC.
                                         a Florida corporation




                                         By: /s/ James K. Schwarz
                                             -----------------------------------
                                             James K. Schwarz
                                             President and Chairman of the Board



Dated: January 5, 2000

                          LUDLUM CONSTRUCTION CO., INC.

                              FINANCIAL STATEMENTS

                               FOR THE YEARS ENDED
                     DECEMBER 31, 1998 AND 1997 (unaudited)

                       LUDLUM CONSTRUCTION COMPANY, INC.

                         INDEX TO FINANCIAL STATEMENTS


Reports of Independent Auditors                                            F-1

Balance sheets as of December 31, 1998 and 1997                            F-2

Statements of Operations for the years ended
December 31, 1998 and 1997                                                 F-3

Statements of Stockholders, Equity for the years
ended December 31, 1998 and 1997                                           F-4

Statement of Cash Flows for the years ended
December 31, 1998 and 1997                                                 F-5

Notes to Financial Statements                                      F-6 to F-12

                         INDEPENDENT ACCOUNTANTS' REPORT





Board of Directors and Stockholders of
Ludlum Construction Co., Inc.
Stuart, Florida

We have audited the accompanying balance sheet of Ludlum Construction Co., Inc. as of December 31, 1998 and the related statements of operations, stockholders' equity and cash flows for the year then ended. These financial statements are the responsibility of Ludlum Construction Co., Inc. management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Ludlum Construction Co., Inc. as of December 31, 1998 and the results of its operations and its cash flows for the year then ended, in conformity with generally accepted accounting principles.

The 1997 financial statements were reviewed by other accountants and their report thereon, dated May 13, 1998, stated they were not aware of any material modifications that should be made to those statements for them to be in conformity with generally accepted accounting principles. However, a review is substantially less in scope than an audit and does not provide a basis for the expression of an opinion on the financial statements taken as a whole.



/s/ Holyfield Associates
------------------------------
    Holyfield Associates



West Palm Beach, Florida
May 14, 1999

LUDLUM CONSTRUCTION CO., INC.                                     BALANCE SHEET


                                                                                                          (Unaudited)
as of December 31,                                                                        1998                  1997
---------------------------------------------------------------------------------------------------------------------------
                                    ASSETS

CURRENT ASSETS
   Cash and cash equivalents                                                            $      3,251          $     67,825
   Contract receivables                                                                      408,933               754,328
   Costs and estimated earnings in excess of
      billings on uncompleted contracts                                                      128,894               284,047
   Tax refunds receivable                                                                         --                24,769
                                                                                        ------------          ------------
                                                                                             541,078             1,130,969
PROPERTY AND EQUIPMENT
   Construction and office equipment                                                       4,312,476             3,269,931
   Accumulated depreciation                                                              (1,386,799)           (1,043,855)
                                                                                        ------------          ------------
                                                                                           2,925,677             2,226,076
OTHER ASSETS
   Notes receivable                                                                           66,332                24,400
   Deposits and prepaid expenses                                                               3,738               216,273
                                                                                        ------------          ------------
   Total assets                                                                         $  3,536,825          $  3,597,718
                                                                                        ============          ============

                     LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES
   Current portion of notes payable                                                     $    844,433         $     465,548
   Short term debt                                                                           381,195               235,000
   Due to stockholders                                                                       173,093               185,696
   Accounts payable and accrued expenses                                                     569,067               627,277
   Billings in excess of costs and estimated
      earnings on uncompleted contracts                                                       10,025               107,581
                                                                                        ------------          ------------
                                                                                           1,977,813             1,621,102
                                                                                        ------------          ------------
NON-CURRENT LIABILITIES
   Long term portion of notes payable                                                      1,185,907               981,365
                                                                                        ------------          ------------
   Deferred income taxes                                                                          --               181,700
                                                                                        ------------          ------------

STOCKHOLDERS' EQUITY
   Common stock, Class A, $.01 par value,
      1 share authorized, none issued and
      outstanding in 1998, 1 share issued and outstanding in 1997                                 --                     1
   Common stock, Class B, $.01 par value,
      9,999,999 shares authorized,
      3,703,000 shares issued and outstanding in 1998,
      5,078,125 shares issued and outstanding in 1997                                         37,030                50,781
   Additional paid in capital                                                                952,910               475,250
   Retained earnings (deficit)                                                             (616,835)               287,519
                                                                                        ------------          ------------
                                                                                             373,105               813,551
                                                                                        ------------          ------------
Total liabilities and stockholders' equity                                              $  3,536,825          $  3,597,718
                                                                                        ============          ============



            The accompanying notes and accountant's report should be
                      read with these financial statements

LUDLUM CONSTRUCTION CO., INC.                          STATEMENTS OF OPERATIONS




                                                                                                               (Unaudited)
for the years ended December 31,                                                             1998                  1997
----------------------------------------------------------------------------------------------------------------------------
Contract revenues earned                                                                $  4,390,049           $  5,623,967

Cost of revenues earned                                                                    4,226,536              4,719,118
                                                                                        ------------           ------------

        Gross profit                                                                         163,513                904,849
                                                                                        ------------           ------------

General and administrative expenses                                                        1,037,180                721,490
                                                                                        ------------           ------------

        Income (loss) from operations                                                       (873,667)               183,359

Other income (expenses)
   Investment income                                                                          21,290                  4,891
   Gain (loss) on dispostion of assets                                                        21,798                (94,989)
   Interest expense                                                                         (286,031)               (34,328)
                                                                                        ------------           ------------

        Income (loss) before income taxes                                                 (1,116,610)                58,933

   Provision for income taxes (credit)                                                      (212,256)                30,010
                                                                                        ------------           ------------

        Net income (loss)                                                               $   (904,354)          $     28,923
                                                                                        ============           ============

Basic and diluted earnings (loss) per share:
   Net income (loss) per share                                                          $       (.23)          $       .006
                                                                                        ============           ============





            The accompanying notes and accountant's report should be
                      read with these financial statements

LUDLUM CONSTRUCTION CO., INC.                STATEMENTS OF STOCKHOLDERS' EQUITY






for the years ended December 31, 1998 and 1997 (unaudited)
------------------------------------------------------------------------------------------------------------------------------


                                                    Common Stock Shares                 Additional
                                                   ---------------------                  Paid-in      Retained
                                                   Class A      Class B       Amount      Capital      Earnings        Total
                                                   -------    ----------   ---------    ---------     ---------      ---------
Balances, January 1, 1997 (unaudited)                    1           500   $       5    $ 526,026     $ 258,596      $ 784,628

Retroactive adjustment for stock split
    in 1998 (10,156.25 to 1)                                   5,077,625      50,776      (50,776)

Net income, 1997 (unaudited)                                                                             28,923         28,923
                                                      ----    ----------   ---------    ---------     ----------      ---------

Balances, December 31, 1997 (unaudited)                  1     5,078,125      50,781      475,250       287,519        813,551

Sale of 1,218,750 shares of Class B common                     1,218,750      12,187       35,813                       48,000

Redemption of stock                                     (1)   (3,046,875)    (30,468)    (405,896)                    (436,365)

Issuance of 100,000 shares of Class B
   common for consulting services                                            100,000        1,000         6,273          7,273

Sale of 353,000 shares of Class B common                                     353,000        3,530       841,470        845,000

Net loss, 1998                                                                                         (904,354)      (904,354)
                                                      ----    ----------   ---------    ---------     ----------      ---------
Balances, December 31, 1998                             --     3,703,000   $  37,030    $ 952,910     $(616,835)      $ 373,105
                                                      ====    ==========   =========    =========     ==========      =========







            The accompanying notes and accountant's report should be
                      read with these financial statements



                                                                                                                (Unaudited)
for the years ended December 31,                                                          1998                      1997
----------------------------------------------------------------------------------------------------------------------------
Cash flows from operating activities
   Net income (loss)                                                                     $  (904,354)             $  28,923
   Adjustments to reconcile net income (loss) to
      cash flows from operating activities:
   Non-cash issuance of stock for consulting services                                          7,273                     --
   Depreciation and amortization                                                             623,408                518,585
   Disposition of property and equipment                                                     (21,798)                94,989
   Change in:
   Contract receivables                                                                      345,395                 92,391
   Costs and estimated earnings in excess of billings                                        155,153                (11,070)
   Decrease in provision for losses on uncompleted contracts                                      --                (45,096)
   Income taxes receivable                                                                    24,769                (24,769)
   Other assets                                                                              170,603                    --
   Accounts payable and accrued expenses                                                     (58,210)                285,567
   Deferred income taxes payable                                                            (181,700)                 75,280
   Billings in excess of costs and estimated earnings                                        (97,556)              (122,680)
                                                                                         -----------              ---------
      Net cash provided by operating activities                                               62,983                892,120
                                                                                         -----------              ---------

Cash flows from investing activities
   Purchase of property and equipment                                                     (1,713,006)              (636,836)
   Proceeds from sales of property and equipment                                             415,217                 50,376
   Employee advances                                                                                                  2,724
                                                                                         -----------              ---------
      Net cash used in investing activities                                               (1,297,789)              (583,736)
                                                                                         -----------              ---------

Cash flows from financing activities
   Net borrowings from shareholders                                                          (12,603)               (38,880)
   Sales of stock                                                                            893,000                     --
   Stock redemption                                                                          (36,364)                    --
   New financing                                                                           1,518,666                410,144
   Payments on notes payable                                                              (1,192,467)              (610,378)
                                                                                         -----------              ---------
      Net cash provided by (used in) financing activities                                  1,170,232               (239,114)
                                                                                         -----------              ---------

   Increase (decrease) in cash and cash equivalents                                          (64,574)                 69,270

   Cash and cash equivalents, beginning of year                                               67,825                 (1,445)
                                                                                         -----------              ---------

   Cash and cash equivalents, end of year                                                $     3,251              $  67,825
                                                                                         ===========              =========

Supplemental disclosures of cash flow information:
   Cash payments for interest                                                            $   276,105              $ 136,311
                                                                                         ===========              =========

Non cash financing activities:
   Note payable issued in stock redemption                                               $   400,000              $      --
                                                                                         ===========              =========
   Decrease in and reclassification of long-term debt                                    $        --              $ 449,134
                                                                                         ===========              =========









            The accompanying notes and accountant's report should be
                      read with these financial statements

LUDLUM CONSTRUCTION CO., INC.                      NOTES TO FINANCIAL STATEMENTS
                                                                   FOR THE YEARS
                                                       1998 AND 1997 (unaudited)

--------------------------------------------------------------------------------

1. Summary of Significant Accounting Policies

Organization

Ludlum Construction Co., Inc. (the "Company") was incorporated on December 13, 1976 and operates as a construction site and dredge contractor with projects throughout South Florida. The work is performed under cost-plus fee contracts, fixed-price contracts and fixed price contracts modified by incentive and penalty provisions and on a time and material basis. The Company grants credit, in accordance with available lien laws, to its customers. Management believes that its contract acceptance, billing and collection policies are adequate to minimize potential credit risk.

Accounting for Construction Contracts

Construction contracts are accounted for using the percentage of completion method of accounting measured by the percentage of costs incurred to date to estimated total costs. Under the terms of the various contracts, progress billings are made either at the completion of specific portions of the contract or at fixed amounts at stated dates. Contract costs include all direct material and labor costs and those indirect costs related to contract performance, such as indirect labor, supplies, tools, repairs and depreciation costs. General and administrative costs are charged to expense as incurred. At such time as a contract is estimated to be unprofitable, the anticipated loss is charged to income.

Property and Equipment

Property and equipment are recorded at cost. Depreciation is provided using the straight-line method over the estimated useful lives of the assets. The lives range from five to ten years.

Income Taxes

Income taxes are provided for the tax effects of transactions reported in the financial statements. The corporation is on the percentage of completion method for financial statement presentation and on the completed contract method of accounting for income tax filing purposes. On the percentage of completion method, income is recognized as the work is performed on all contracts, both completed and in process. On the completed contract method, revenue is only recognized when a project is completed.

Deferred taxes are recognized for differences in income recognition between the two methods of accounting as well as the differences between the basis of assets and liabilities for financial statement and income tax purposes. The deferred tax assets and liabilities represent the future tax consequences of those differences which will either be deductible or taxable when income is realized or the assets and liabilities are recovered or settled. Deferred taxes are also recognized for operating losses and tax credits that are available to offset future taxable income.

Accounting Estimates

The management of the Company uses accounting estimates in determining revenues from contracts as accounted for by the percentage of completion method. Estimates are based on subjective as well as objective factors and, as a result, judgement is required to estimate certain amounts at the date of the financial statements.

Cash and Cash Equivalents

Cash and cash equivalents include overnight investments in repurchase agreements. The Company considers all investments with maturities of three months or less to be cash equivalents.

Fair Value of Financial Instruments

The fair value of the Corporation's financial instruments, such as accounts receivable, accounts payable, and notes payable approximate their carrying value.

Year 2000 Reporting

On August 4, 1998, the SEC issued expanded requirements for disclosure regarding the international computer programming problems whereby certain computer programs will not be able to properly recognize the date in the year 2000. Management believes the Company has no material exposure from the year 2000 problem. The Company's management information systems advisor reports that because the Company's system was originally designed to be unaffected by the year 2000 problem, the Company has no exposure to the problem within its own system. The Company has consulted major vendors and suppliers whose non-compliance with correction of the problem could cause material damage to the Company and has determined that such vendors and suppliers have plans in place that will circumvent year 2000 problems that could affect the Company.

Recent Accounting Pronouncements

In 1997, the FASB issued Statements No. 130, "Reporting Comprehensive Income," and No. 131, "Disclosures about segments of an Enterprise and Related Information," which are effective for fiscal years beginning after December 15, 1997. These Statements will have no effect on the Company's financial position or results of operations

Net Income (Loss) Per Share

Basic and diluted earnings (loss) per share is computed by dividing income
(loss) available to common shareholders by the weighted average number of common shares outstanding for the year (retroactively adjusted for the stock split in 1998).


                                                                         1998                  1997
                                                                       --------              --------
Net income (loss) to common shareholders                             $  (904,354)         $      28,923
Weighted average number of common
     shares outstanding                                                3,912,264              5,078,125
Basic and diluted income (loss) per share
     from continuing operations                                           $ (.23)                $ .006


2. Contract Receivables

Contract receivables consist of the following as of December 31, 1998 and 1997.


                                                            1998                      1997
                                                         ----------                ----------
Completed contracts                                       $ 230,777                   $ 161,601
Uncompleted contracts                                        70,334                     260,959
Retainages                                                  107,822                     331,768
                                                          ---------                   ---------
                                                          $ 408,933                   $ 754,328
                                                          =========                   =========

\
2. Costs and Estimated Earnings on Uncompleted Contracts

Costs and estimated earnings on uncompleted contracts as of December 31, 1998 and 1997, consist of the following:


                                                                       1998               1997
                                                                   -----------        -----------
Costs incurred on uncompleted contracts                            $ 1,501,930        $ 2,594,563
Estimated earnings to date                                             835,465            547,655
                                                                   -----------        -----------

                                                                     2,337,395          3,142,218
Less billings                                                        2,218,526          2,965,752
                                                                   -----------        -----------

                                                                   $   118,869        $   176,466
                                                                   ===========        ===========

Included in accompanying balance sheet
 under the following captions:
Costs and estimated earnings in excess
  of billings on uncompleted contracts                             $   128,894        $   284,047
Billings in excess of costs and estimated
   earnings on uncompleted contracts                                   (10,025)          (107,581)
                                                                   -----------        -----------
                                                                   $   118,869        $   176,466
                                                                   ===========        ===========



The following schedule reflects a reconciliation of the Company's backlog representing signed contracts in existence at December 31, 1998 and 1997:



                                                                       1998               1997
                                                                   -----------        -----------
Backlog, beginning of year                                         $ 2,389,000        $ 2,897,000
New contracts and contract adjustments                               4,019,000          5,116,000
                                                                   -----------        -----------

Total                                                                6,408,000          8,013,000

Less contract revenues earned in the current period                  4,390,000          5,624,000
                                                                   -----------        -----------
Backlog, end of year                                               $ 2,018,000        $ 2,389,000
                                                                   ===========        ===========


4. Property and Equipment

Major classes of property and equipment as of December 31, 1998 and 1997 are:


                                                                       1998               1997
                                                                   -----------        -----------
Dredges, barges and equipment                                      $ 2,329,760        $ 1,755,474
Heavy equipment                                                      1,542,956          1,064,368
Vehicles and transports                                                367,380            377,709
Shop equipment                                                          43,564             43,564
Office equipment                                                        28,816             28,816
                                                                   -----------        -----------
                                                                     4,312,476          3,269,931

Less accumulated depreciation                                        1,386,799          1,043,855
                                                                   -----------        -----------
                                                                   $ 2,925,677        $ 2,226,076
                                                                   ===========        ===========



Depreciation expense was $619,987 in 1998 and $515,164 in 1997.

5. Debt

Notes payable

Short-term debt consists of the following as of December 31, 1998 and 1997:


                                                                       1998              1997
                                                                     ---------         ---------
 Line of credit payable to a bank,
  interest at 2.5% over prime,
  secured by all assets                                              $ 200,000         $ 200,000

Other short- term notes payable, interest
  at 8-8 1/4%                                                          181,195            35,000
                                                                     ---------         ---------
                                                                     $ 381,195         $ 235,000
                                                                     =========         =========

Long-term debt

Long term debt consists of the following at December 31, 1998 and 1997:


                                                                       1998              1997
                                                                     ---------         ---------
Notes payable to banks, bearing interest
 from 6.45% to 14.7%, payable monthly
 from $318 to $11,310, secured by
 vehicles and equipment, final payments
 due from March 1997 to June 2001                                    $ 816,186          $ 902,983

Note payable, interest at 6.4%, secured by
 stock of the Company, accrued interest and
  payments of $100,000 due April 9, and July 9,
  1998, 1999, 2000, 2001 respectively                                  305,842                 --

Notes payable to finance companies, bearing
 interest from 5.38% to 22.19%, payable monthly
 from $186 to $12,468, secured by vehicles and
 equipment, final payments due from April 1998 to
 January 2003.                                                         908,312            543,930
                                                                    ----------          ---------

                                                                     2,030,340          1,446,913

Less current maturities                                                844,433            465,548
                                                                    ----------         ----------
                                                                    $1,185,907         $  981,365
                                                                    ==========         ==========



                                                                       1998              1997
                                                                     ---------         ---------
Payments on long term debt due in 1998                             $       --         $  465,548
                                  1999                                844,433            871,836
                                  2000                                416,653             75,764
                                  2001                                603,192             21,569
                                  2002                                155,530             12,196
                                  2003                                 10,532                 --
                                                                   ----------         ----------
                                                                   $2,030,340         $1,446,913
                                                                   ==========         ==========

6. Income Taxes

A provision for state and federal income taxes has been computed based on amounts currently payable to (refundable from) taxing authorities and increased or decreased by changes in deferred taxes. The current provision for income tax consists of the following:


                                                                               1998               1997
                                                                            ---------           ---------
         Amount currently refundable                                        $ (30,566)          $ (14,190)
         Changes in deferred taxes Current                                         --                (800)
         Long-term                                                           (181,700)             45,000
                                                                            ---------           ---------
                                                                            $(212,256)          $  30,010
                                                                            =========           =========


Deferred tax liabilities, giving rise to deferred taxes, are recognized for temporary differences that will result in taxable amounts in future years. At December 31, 1998 and 1997, the Company had deferred tax liabilities in the following amounts


                                                                       1998              1997
                                                                     ---------         ---------
     Current                                                         $     --          $      --
     Long-term                                                             --            181,700
                                                                     --------          ---------
                                                                     $     --          $ 181,700
                                                                     ========          =========


Offsetting future liabilities are net operating loss carry forwards amounting to approximately $1,740,000. This operating loss will expire on December 31, 2012.


7. Stockholders' Equity

Pursuant to a stock subscription agreement dated November 7, 1997, the Company sold 120 shares of class B stock to an unrelated third party for $48,000.


Pursuant to a contract signed on December 31, 1997 and consummated on April 9, 1998, the board of directors of the Company agreed to redeem the shares of two directors comprising 100% of the class A and 60% of the class B shares issued by the Company.

The redemption price set on December 31, 1997 was $0 per share of class A stock and $1,455 per share for the class B stock. The total purchase price for the shares was $436,364. On April 9, 1998, the Company signed a note payable to a selling director for $400,000 bearing an interest rate of 6.4%. The note requires principal payments of $100,000 payable on July 9, 1998, 1999, 200, 2001. The note is secured by the stock certificates issued to officers of the Company. Also, the Company must maintain a term life insurance policy on the life of the note holder to pay the unpaid balance of the note payable until such time as the note is fully paid.

On April 9, 1998, the Company authorized a stock split of 10,156.25 to one share for each class B stock.

From April 9, 1998 through December 31, 1998, the Company has issued 353,000 shares of post split class B stock for $845,000.

In 1998, the Company also issued 100,000 shares of post split class B stock for consulting services. The Company provided a charge to expense for $7,273.

The Company entered into an employment agreement with a selling director. The agreement obligates the Company to pay the individual $75,000 per year and provides him with health and term life insurance, as well as use of a Ford F350 truck with all expenses paid for a period of three years. At the end of the agreement, the truck is to be given to the individual. This person retired in May, 1999 and the employment agreement was terminated.


8. Concentration of Credit Risk

During the year, the Company has maintained cash balances in excess of the Federally insured limits. The funds are with major money center banks. Consequently, the Company does not believe that there is a significant risk in having these balances in the financial institutions. The cash balances at December 31, 1998 were not over the limit.


9. Related Party Transactions

Lease payments are being made to Noah Ludlum, the former president of the Company, for land used for equipment storage. The yearly rental of this land is $12,720.


10. Commitments and Contingencies

The Company leases its office, equipment and land used for equipment storage. The minimum payments due under these leases are:


                                         Monthly           Expiration             Current        Remaining
                                       Obligation             Date                Portion         Balance
                                       ----------        --------------          --------        ----------
Office                                   $ 1,112         Month to month          $ 10,008        $   10,008

Dredge                                   $ 2,000          Jan. 18, 2002          $ 24,000        $   80,000

Land used for storage                    $ 1,060         Month to month          $  9,540        $    9,540

Equipment                                $ 3,287          July 7, 2002           $ 39,444        $  138,063



11. General and Administrative Expenses

General and administrative expenses consist of the following for the years 1998 and 1997:


                                                                        1998               1997
                                                                    ---------           ----------
Salaries                                                            $ 343,212           $ 302,046

Bad debts                                                             217,239              93,956

Taxes and licenses                                                     82,245              74,565

Telephone and utilities                                                55,074              59,684

Rent                                                                   36,089              39,873

Professional fees                                                     137,555              30,771

Office expenses                                                        41,566              29,769

Automotive                                                             37,103              24,749

Insurance                                                              21,103              21,721

Travel expenses                                                        19,142              11,984

Depreciation and amortization (after allocations to job cost)          10,199              10,055

Other                                                                  36,653              22,317
                                                                  -----------           ---------
                                                                  $ 1,037,180           $ 721,490
                                                                  ===========           =========
